Exhibit 13.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2012

March 27, 2013

Exhibit 13.1

Table of Contents

Annual Information Form for the year ended December 31, 2012

Exhibit 13.1

In this Annual Information Form, the terms “We”, “Us”, “Our”, “Corporation” and “Cascades” refer to Cascades Inc., its subsidiaries, divisions and its interests in joint ventures. Except as otherwise indicated, all dollar amounts are expressed in Canadian dollars. The information in this Annual Information Form is stated as at December 31, 2012, except as otherwise indicated, and except for information in documents incorporated by reference that have a different date.

DOCUMENTS INCORPORATED BY REFERENCE

The documents in the table below contain information that is incorporated by reference into this Annual Information Form.

Documents	Where they are incorporated in this Annual Information Form

Cascades Inc.’s 2012 Annual Report – Management’s Discussion and Analysis, NEAR-TERM OUTLOOK, page 39, RISK FACTORS, page 44	Items 3.3, 4.6.1 and 4.9

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form or in documents incorporated by reference, including statements regarding future results and performance, are forward-looking statements within the meaning of the “Safe Harbour” provision of the United States Private Securities Litigation Reform Act of 1995 based on current expectations. The accuracy of these statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions (See heading Risk Factors).

Annual Information Form

ITEM 1 – DATE OF THE ANNUAL INFORMATION FORM

This Annual Information Form (“AIF”) is dated as at March 27, 2013. Except as otherwise indicated, the information contained in this AIF is stated as at December 31, 2012.

ITEM 2 – CORPORATE STRUCTURE

2.1	NAME, ADDRESS AND INCORPORATION

Cascades Inc. was incorporated under the name Papier Cascades Inc./Cascades Paper Inc. under the laws of the Province of Québec by letters patent issued on March 26, 1964. Supplementary letters patent were issued on March 11, 1968, July 4, 1979 and October 19, 1979 to amend the authorized capital stock and the restrictions and privileges attached to certain classes of shares of the Corporation.

Cascades was continued under the name Cascades Inc. under Part 1A of the Companies Act (Québec) by Certificate of Continuance dated October 26, 1982. Certificates of Amendment were issued on July 5, 1984, September 16, 1985 and May 13, 1986 to permit the subdivision of the Corporation’s Common Shares, as well as on July 15, 1992, July 24, 1992, December 17, 1992 and July 20, 1993 in order to modify the authorized share-capital and the restrictions and privileges of certain classes of shares of the Corporation.

On December 30, 2003, in accordance with Article 123.129 of the Companies Act (Québec), Cascades, by simplified amalgamation, merged with 9135-2591 Québec Inc., a wholly owned subsidiary of the Corporation. The articles of amalgamation and schedules as well as the composition of the Board of Directors of the new company following the amalgamation are exactly the same as those of Cascades Inc. prior to the amalgamation.

Since February 14, 2011, all Québec corporations incorporated under Part IA of the Companies Act (Québec) are governed by the Business Corporations Act (Québec).

On July 27, 2011, the Corporation amended its Articles which essentially provide that (i) the board of directors may, at its discretion, appoint one or more directors, who shall hold office for a term expiring no later that the close of the next annual meeting of shareholders following their appointment, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the annual meeting of shareholders preceding their appointment; and (ii) the board of directors may, at its discretion and from time to time, determine the place, whether within or outside of the Province of Québec, where a meeting of shareholders may be held outside of the Province of Québec.

The head office and corporate offices of Cascades are located at 404 Marie Victorin Blvd., Kingsey Falls (Québec) J0A 1B0. Cascades also has executive offices located at 772 Sherbrooke Street West, Suite 100, Montréal (Québec) H3A 1G1. Cascades’ website can be found at www.cascades.com.

2.2	INTERCORPORATE RELATIONSHIPS

The following list sets out the principal wholly-owned subsidiaries of the Corporation and their respective jurisdiction as at December 31, 2012 :

Corporate Name	Jurisdiction

Cascades Canada ULC Cascades USA Inc Cascades Europe SAS	Alberta, Canada Delaware France

ITEM 3 – GENERAL DEVELOPMENT OF THE BUSINESS

3.1	THREE YEAR HISTORY

Financing activities

Bank Financing

On February 10, 2011, the Corporation entered into an agreement to amend and extend until February 10, 2015, its existing $750 million revolving credit facility. Under the terms of the amendment, the existing financial covenants, namely the maximum funded debt–to-capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, remain unchanged. As a result of the amendment, the margin applicable to outstanding borrowings was reduced from 2.750% to 2.125%.

In August 2012, the Corporation amended its revolving credit facility. The changes resulted in future lower financing costs and on extended maturity to February 2016. Financial covenants remain unchanged.

Unsecured Senior Notes

In 2010, the Corporation purchased for a total consideration of US$162 million ($168 million) including a premium of US$3 million, a total of US$107 million aggregate principal amount of 7.25% notes and US$52 million aggregate principal amount of 6.75% notes due 2013.

On March 1, 2012, the Corporation repurchased US$3 million of its 6.75% unsecured senior notes for an amount of US$3 million ($3 million). Also, on November 20, 2012, the Corporation repurchased US$5 million of its 7.25% unsecured senior notes for an amount of US$5 million ($5 million). No gain or loss resulted from these transactions. Approximately US$4 million ($4 million) aggregate principal amount of 7.25% notes and US$6 million ($6 million) aggregate principal amount of 6.75% notes expiring in 2013 remain outstanding as at December 31, 2012.

Annual Information Form

Corporate Activities

Packaging Products Sector

European Boxboard Group

On September 13, 2007, Cascades entered into a Combination Agreement (the “Agreement”) with Reno de Medici S.p.A. (“RdM”), a publicly traded european company based in Milan (Italy), which produces recycled boxboard. As a result of this Agreement, the Corporation contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., in exchange for 115.6 million shares or 30.63% of the outstanding shares in RdM. The Agreement also provided, among other things, that RdM and Cascades are granted an irrevocable Call Option or Put Option, respectively, to purchase or sell two European virgin boxboard mills of Cascades (the “Virgin Assets”). RdM had a call option to be exercised 120 days after delivery of the Virgin Assets financial statements for the year ended December 31, 2011 by Cascades to RdM. This option was not exercised by RdM and has expired. Cascades may exercise its put option 120 days after delivery of the Virgin Assets financial statements for the year ended December 31, 2012, by Cascades and RdM. The Corporation is also granted the right to require that the entire put option price, as the case may be, be paid in newly issued common shares of RdM. It is not expected that Cascades will exercise this put option. In addition to this Agreement, in 2010, the Corporation entered into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades had the option to buy all of the shares held by Industria in the capital stock of RdM (which represented 9.07% of the outstanding shares of RdM) for € 0.43 per share between March 1, 2011 and December 31, 2012. Industria also has the option of requiring the Corporation to purchase the shares for € 0.41 per share between January 1, 2013 and March 31, 2014. The Corporation is expecting the put option held by Industria to be exercised after the first quarter of 2013. If exercised, the put option will require the Corporation to pay an amount of €14 million ($18 million). On April 7, 2011, the Corporation purchased 0.12% of the outstanding shares of RdM reaching a share ownership of 40.95%. Subsequent to April 7, 2011, the Corporation acquired 3.36% of the outstanding shares of RdM on the open market for a consideration of €2 million ($3 million). As such, the Corporation fully consolidated RdM with a non-controlling interest of 55.69% as at December 31, 2011. In 2012, the Corporation acquired 4.23% of the outstanding shares of RdM on the open market for a consideration of €2 million ($3 million). The Corporation’s ownership stood at 48.54% at the end of December 2012.

Containerboard Group

On March 3, 2010, Norampac – Saskatoon ceased its production activities at its corrugated products plant, due to unfavourable economic factors, a lack of demand and increased operating costs. The closure was completed on April 30, 2010 and 20 employees were affected by the closure. Production activities were redirected to the Norampac – Winnipeg plant.

On March 1, 2011, the Corporation sold its European Containerboard Group white-top linerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million), including the long-term debt assumed by the acquirer in the amount of €5 million ($7 million) and a balance of sale price of €5 million ($7 million) which is receivable over a maximum of 3 years. The Corporation realized a loss of $2 million before income taxes and incurred transaction fees of $1 million. This mill produced more than 145,000 tons yearly and employed approximately 160 employees.

On March 10, 2011, Cascades announced the definitive closure of the Norampac – Leominster, Massachusetts converting plant. The production of this plant specialized in the converting of corrugated products, was redirected to the Thompson Connecticut plant and other Norampac facilities in the Northeastern United States. Nearly 100 employees were affected by the closure of the plant.

On March 11, 2011, Cascades announced that it had entered into an agreement for the sale of Dopaco, Inc. and Dopaco Canada, Inc. (collectively “Dopaco”), its converting business for the quick-service restaurant industry which was part of the Containerboard Group, to Reynolds Group Holdings Limited. On May 2, 2011, the Corporation completed the transaction for a cash consideration of US$310 million ($288 million), net of transaction fees and current income taxes. The Corporation realized a gain of US$116 million ($110 million) net of income taxes of US$87 million ($82 million).

On June 23, 2011, Cascades sold two of its Containerboard facilities, namely the Versailles mill located in Connecticut and the Hebron converting plant located in Kentucky for a total consideration of US$20 million ($20 million), US$5 million ($5 million) of which has been received net of transaction fees paid of $1 million. The consideration also included a balance of sale price of US$10 million ($10 million) which will be received over a 4 year period as well as the fair value of US$4 million ($4 million) of natural gas contracts agreements concluded with the acquirer as part of the transaction. The Corporation realized a loss of $8 million before income taxes.

On June 27, 2011, Cascades announced the investment of its Norampac division in Greenpac Mill LLC (“Greenpac”), a corporation created with the Caisse de dépôt et placement du Québec (the “Caisse”), Jamestown Container and one other industry partner, for the purpose of constructing and operating a state of the art containerboard mill to be located in New York State. Once completed as planned, it will increase the Corporation’s market share in the containerboard industry and will confirm its position as one of the industry leaders. Greenpac will manufacture a light weight linerboard made with 100% recycled fibers on a single machine having a width of 328 inches with an annual production capacity of 540,000 short tons. This machine will be one of the largest of its kind in North America and will include numerous technological advances. The Greenpac mill will be constructed for an estimated total cost of US$430 million financed by a US$140 million equity investment of which US$84 million (59.7%) has been invested by Cascades, US$28.3 million (20.2%) will be invested by the Caisse, and US$28.1 million (20.1%) will be invested by Jamestown Container and the other industry partner. The first equity contribution was made in July 2011.The remainder of the financing is in the form of debt, including senior debt in the amount of US$228.9 million, which was led by GE Capital, and subordinated debt in the amount of US$61 million. Senior debt was provided by an international banking syndicate managed by GE Capital. The subordinated debt will be provided by the Caisse (US$45.75 million) and Cascades (US$15.25 million), and will serve to bridge expected refundable tax credits. Greenpac’s debt will be without recourse to Cascades and will have a 10-year maturity. Norampac will assume responsibility for managing the day-to-day operations of Greenpac. In 2012, the Corporation granted a US$15 million ($15 million) bridge loan to Greenpac Holding LLC. The loan will mature no later than 2021 and bears interest ranging from 7.5% to 12%

Annual Information Form

depending on the stage of completion of the Greenpac project. It is expected that the loan will be repaid over the next four (4) years through secured tax credits and operational cash flows. The Corporation also granted in 2012, US$18 million ($18 million) in letters of credit in relation to the Greenpac project which should remain in place until the completion of the project which is expected in the third quarter of 2013.

On September 20, 2011, Cascades announced the closure of its Norampac containerboard mill located in Burnaby (British Columbia). At the same time, Cascades announced an agreement regarding the sale of the land and building of the facility. The sale was completed in October for a cash consideration of $20 million and the closure was effective on November 6, 2011. Nearly 100 employees were affected by the closure. The mill’s production was redirected towards other Norampac facilities.

On October 12, 2011, Cascades announced the closure of the Norampac plant located in Le Gardeur (Québec), specialized in the conversion of corrugated products. The plant’s operations were redirected towards other Norampac Québec based plants that already served the greater Montréal region. Nearly 50 employees were affected by this closure.

On April 1, 2012, Cascades purchased all of the outstanding shares of Bird Packaging Limited (“Bird”) located in Ontario, for a cash consideration of $14 million. The assets included containerboard converting equipment as well as warehouses located in Guelph, Kitchener and Windsor. Founded in 1975, Bird specializes in the manufacturing of corrugated boxes of all sizes and grades, floor displays and products with high standards of printing. This acquisition will allow the Containerboard Group to broaden its market reach in Ontario by integrating plants that benefit from an excellent reputation amongst its customers and to add a team of skilled resources.

On April 25, 2012, Cascades announced the consolidation of the Containerboard Group corrugated product plants in Ontario, translating into an investment of $30 million in the Vaughan, St-Mary’s, Etobicoke and Belleville plants to modernize manufacturing equipment and increase production capacity, profitability and productivity. The consolidation resulted in the permanent closure of its Norampac North York and Peterborough (Ontario) units on June 30 as well as the OCD plant in Mississauga (Ontario), at the end of October. The production from these plants was redirected to other Norampac converting plants in Ontario. Many of the 200 employees from the three plants transferred to other Norampac plants in Ontario.

On September 5, 2012, Cascades announced major investments in some of its folding carton and microlithography plants of its Containerboard Group. With a total investment of $22 million, the Montréal, Mississauga, Winnipeg and Cobourg plants will benefit from the installation of new modern equipment which will optimize their production and efficiency. Concurrently with this investment program, the Lachute (Québec) folding carton plant will be closed by the end of the first quarter in 2013, and its production volume will be gradually transferred to other facilities. Nearly 155 employees will be affected by the closure of the Lachute plant, while approximately 40% of them will be relocated to other Norampac and Cascades units in Québec.

Specialty Products Group

On April 6, 2011, the Corporation increased from 10% to 50% its investments in NorCan Flexible Packaging Inc. (Mississauga, Ontario) (“NorCan”), which designs, manufactures, distributes and sells flexible film for packaging products for a cash consideration of $2 million. The acquisition- date fair value of the total consideration paid was $5 million. In addition to the 50% interest in NorCan, the Corporation also has a casting vote over all of Norcan’s Board of Directors decisions in the event of a tie vote. This acquisition contributes to diversify the products offering of the Specialty Products Group. The Corporation’s interest in NorCan increased to 56.5% in 2012.

On May 31, 2011, the Corporation purchased through its subsidiary Cascades Recovery Inc. all of the outstanding shares of Genor Recycling Services Ltd. and 533784 Ontario Limited (“Genor”) for a total consideration of $9 million, consisting of a cash consideration of $4 million and a balance of purchase price of $5 million. Genor recycles corrugated cardboard and other paper grades in Ontario (Canada). This acquisition allows the Corporation to increase its access to waste paper.

On September 15, 2011, the Corporation acquired the uncoated partition board manufacturing assets of Packaging Dimensions Inc., located in Illinois (United States) for a total consideration of US$6 million ($6 million), consisting of a cash consideration of US$3 million ($3 million) and a balance of purchase price of US$3 million ($3 million). This acquisition is expected to create synergies with other business units.

On February 22, 2012, Cascades announced the permanent closure of its Cascades Enviropac plant located in Toronto (Ontario), specialized in the manufacturing of honeycomb packaging. The production will progressively be redirected towards the Cascades Enviropac Berthierville (Québec) and the Grand Rapids (Michigan) plants. Approximately 36 employees were affected by this closure.

Tissue Papers Sector

On March 4, 2011, Cascades announced an investment of $22 million, net of government grants, for the installation and the start-up of a new technology at its Candiac (Québec) tissue paper mill to produce a superior quality tissue paper with less recycled fibers. This new technological addition will allow Cascades to manufacture tissue products with fewer fibers, less energy, less water and fewer chemical products than in any other paper manufacturing process.

On November 1, 2011, Cascades finalized the acquisition of 50% of the shares that it did not already own in Papersource Converting Mill Corp., a tissue paper converting plant that manufactures products for the Away-from-Home market located in Granby (Québec). The cash consideration paid was $60 million. A gain of $37 million resulted from this transaction. The acquisition constitutes an important step in the action plan to modernize operations, and will optimize production in the Northeastern United States, in Québec and in Ontario. It employs more than 160 employees.

On August 13, 2012, Cascades announced the permanent closure of the tissue plant located on McNicoll Street, in Toronto (Ontario). The Corporation acquired these assets from Atlas Paper Bag Company Ltd. on March 10, 2010, for a counterpart of $3 million. The production of this unit specialized in paper napkin production for the Away-from-Home market, mainly for quick service restaurants, was redirected to the Laval (Québec) and Waterford (New York) plants, also specialized in that market. Approximately 30 employees were affected by this closure.

Annual Information Form

3.2	SIGNIFICANT ACQUISITIONS

No significant acquisition was completed by the Corporation during the financial year ended December 31, 2012 for which disclosure would have been required under Part 8 of National Instrument 51-102 of the Canadian Securities Administrators, namely the filing of a Business Acquisition Report.

3.3	TRENDS

Reference is made to Management’s Discussion and Analysis in the 2012 Annual Report, specifically on page 39 under the heading “NEAR-TERM OUTLOOK”, which is incorporated by reference.

ITEM 4 – DESCRIPTION OF THE BUSINESS

4.1	GENERAL

Established in 1964, Cascades is the parent company of a North American and European group of companies involved in the production, conversion and marketing of packaging products and tissue papers principally composed of recycled fiber. In 2012, including its equity investment in Reno De Medici S.p.A., Cascades consumed approximately 3.768 million short tons of fiber and pulp. Recycled fiber, wood fiber (chips and logs) and pulp respectively accounted for 77%, 13% and 10% of the total fiber and pulp consumption. Cascades sources most of its supply of recycled fiber through its own recovery network as well as through mid- to long-term agreements with independent suppliers. Cascades sources its supply of wood fiber and pulp through contractual agreements with independent sawmills, timberland owners and pulp producers.

Cascades conducts its business principally through two operating sectors, namely:

1)	The Packaging Products sector which includes:

i)	The European Boxboard Group, a manufacturer of premium coated boxboard and folding cartons;

ii)	The Containerboard Group, a manufacturer of containerboard and boxboard and leading converter of corrugated and folding carton products; and

iii)	The Specialty Products Group, which manufactures specialty papers, industrial packaging and consumer products packaging and is also involved in recovery and recycling.

2)	The Tissue Papers sector operates units that manufacture and convert tissue paper for the Away-from-Home and consumer products markets.

These two sectors include over 100 operating units located in Canada, the United States and Europe. As of December 2012, the Corporation employs approximately 12,000 employees, of which 10,000 were employees of its Canadian and United States operations. Approximately 44% of the manpower is unionized under 43 separate collective bargaining agreements. Of the 43 collective bargaining agreements in North America, 16 will expire in 2013 and 9 in 2014.

This structure, which focuses on the groups’ autonomy, decentralizes authority while allowing continuous exchanges between sectors and a better coordination of all of the operations. Cascades sets strategic guidelines and ensures that corporate policies concerning acquisition and financing strategies, legal affairs, human resources management and environmental protection are applied by the subsidiaries, divisions and affiliated companies.

4.2	INDUSTRY SECTOR INFORMATION

4.2.1	PACKAGING PRODUCTS SECTOR

The packaging products sector is divided into three groups of activities: the European Boxboard Group, the Containerboard Group and the Specialty Products Group.

4.2.1.1	EUROPEAN BOXBOARD GROUP

In Europe, Cascades operates two mills, one in France and one in Sweden that produce coated boxboard made of virgin fiber. With a total annual production capacity of 210,000 metric tonnes, these two plants employ close to 450 employees.

The following table provides information on the manufacturing plants of the European Boxboard Group. This information includes annual production capacity of the facilities and the products manufactured in 2012 :

Facilities	Products / Services	Annual capacity in metric tonnes
LaRochette, France	Virgin coated boxboard	150,000
Djupafors, Sweden	Virgin coated boxboard	60,000

As at December 31, 2012, the Corporation also held a 48.54% investment in Reno de Medici S.p.A. (“RdM”), the second largest European producer of recycled coated boxboard. RdM is a public company listed on the Milan stock exchange. RdM owns seven mills and two sheeting centers. Its annual production capacity is 1,010 million metric tonnes and it employs close to 1,500 employees. Information concerning RdM’s production facilities can be found at www.renodemedici.it.

Annual Information Form

Sales for the European Boxboard Group stood at $791 million in 2012 compared to $745 million in 2011, including the sales of RdM which are fully consolidated.

4.2.1.2	CONTAINERBOARD GROUP

The Containerboard Group, conducting business under the name Norampac, employs close to 4,300 employees in its 32 mills and converting plants located in Canada and in the United States. This network produces a broad range of products for sale to both regional and national customers in a variety of industries, including the food, beverage and consumer products industries. The Containerboard Group operates five linerboard and corrugated medium mills as well as two premium coated boxboard mills having a combined annual production capacity of 1,225,000 short tons. Except for one corrugated medium mill in the United States, all the Group’s mills are located in Canada. The products manufactured by the seven manufacturing mills consist of 24% linerboard, 58% corrugated medium and 18% boxboard. In 2012, approximately 56% of their output was converted by Norampac’s 21 corrugated products converting plants and four folding cartons plants, all strategically located across Canada and the Northeastern United States. The Containerboard Group purchases all of its needs in virgin fiber in Québec and Ontario, and purchases 78% of its recycled fiber in Canada and the rest in the United States. Recycled fiber accounts for approximately 74% of their total pulp and fiber consumption. Products are delivered mainly by truck, rail or a combination of both.

In 2013, the Containerboard Group will increase its production capacity through its 59.7% participation in Greenpac Mill LLC. The new mill will manufacture light weight linerboard made with 100% recycled fiber. The Greenpac mill will have an annual production capacity of 540,000 short tons. The construction of the mill began in September 2011 on a property adjacent to an existing Norampac facility in Niagara Falls (New York). The completion of the project is expected in the third quarter of 2013.

In 2012, the Containerboard Group continued the implementation of its strategic plan which aims to improve the productivity of the Group in an increasingly competitive market. Thus, in the course of 2012, Norampac consolidated its corrugated products plants operations in Ontario. This will translate in investments of $30 million in the facilities of that province as well as the closure of three converting plants. These investments will enable the Group to provide clients with a wider variety of packaging products, increase the speed of execution and improve the quality of the products and services. Norampac acquired in April 2012, Bird Packaging Limited’s converting and storage facilities located in Guelph, Kitchener and Windsor (Ontario). Bird’s packaging products represent a compelling add-on to Norampac’s portfolio and will increase the Group’s competitiveness with an improved product offering. Finally, in September 2012, Norampac announced investments of $22 million in its Folding Carton and Microlithography operations. The Viau, Montréal (Québec), Mississauga (Ontario), Winnipeg (Manitoba) and Cobourg (Ontario) plants will benefit from the installation of new modern equipment that will optimize their production and efficiency. Concurrently with this investment program, the Lachute (Québec) folding carton plant will be closed at the latest by the end of the first quarter of 2013, and its customers will be progressively transferred to other Norampac facilities.

In 2012, the corrugated sector was involved in projects offering new alternatives in different sectors of activity. Three major projects were put forward: a one piece tray for the fresh fruit industry (patent pending) and two products dedicated to pet care retail stores. As well, a new product is being manufactured for the construction industry called “insulation stopper”. The manufacturing sector is developing new improved types of paper to offer different alternatives to converters.

In 2012, consolidated sales of this Group amounted to $1.189 billion, compared to $1.293 billion in 2011, mainly allocated as follow: sales related to manufacturing activities amounted to $ 565 million, compared to $702 million in 2011, while the converting sector sales amounted to $926 million, compared to $937 million in 2011. 69% of the consolidated sales were made in Canada and 31% in the United States. Sales in the amount of $20.8 million were made to Niagara Sheets, LLC, held by the Corporation at 24.5%, while $4.9 million of sales were made to Corpap Inc., held by Cascades at 33.33 % and sales in the amount of $1.6 million were made to Abzac Inc., held by Cascades at 40%. Its own sales force carries out the sales of this Group together with sales agents for export purposes.

The following table lists the mills and converting plants of the Containerboard Group and the approximate annual production capacity or shipments of each facility as well as the products manufactured or, where applicable, their activities in 2012 :

Facilities	Products / Services	Annual capacity or Shipments
Containerboard		Annual Capacity in short tons
Norampac Industries Inc., Niagara Falls Division, New York	100% recycled corrugating medium	275,000
Kingsey Falls, Québec	100% recycled linerboard	103,000
Cabano, Québec	Corrugating medium in various basis weights	242,000
Trenton, Ontario	Corrugating medium in various basis weights	194,000
Mississauga, Ontario	100% recycled linerboard	173,000

Annual Information Form

Jonquière, Québec	100% virgin to 100% recycled coated boxboard	159,000
East Angus, Québec	100% recycled coated boxboard	79,000

Converting		Shipments in square feet (000)
Newfoundland, St. John’s	Corrugated packaging	117,000
Moncton, New Brunswick	Corrugated packaging	287,000
Drummondville, Québec	Corrugated packaging	939,000
Victoriaville, Québec	Corrugated packaging	308,000
Vaudreuil, Québec	Corrugated packaging	859,000
Viau, Montréal, Québec	Corrugated packaging	887,000
Belleville, Ontario	Corrugated packaging	229,000
Etobicoke, Ontario	Corrugated packaging	457,000
Jellco, Barrie, Ontario	Corrugated packaging	131,000
Peterborough, Ontario	Corrugated packaging and pallets	28,000	(1)
St. Marys, Ontario	Corrugated packaging	943,000
OCD, Mississauga, Ontario	Corrugated packaging	488,000	(2)
Vaughan, Ontario	Corrugated packaging	1,984,000
North York, Ontario	Single face sheets, corrugated packaging and display operations	30,000	(1)
Lithotech, Scarborough, Ontario	Single face laminate	177,000
Bird, Guelph, Kitchener, Windsor Ontario	Corrugated packaging	172,000	(3)
Winnipeg, Manitoba	Corrugated packaging	523,000
Calgary, Alberta	Corrugated packaging	578,000
Richmond, British Columbia	Corrugated packaging	433,000
Norampac New York City Inc. New York	Corrugated packaging	660,000
Norampac Schenectady Inc. New York	Corrugated packaging	591,000
Norampac Industries, Inc., Lancaster Division New York	Corrugated packaging	376,000
Norampac New England Inc. Thompson, Connecticut	Corrugated packaging	202,000
Mississauga, Ontario	Processing and printing of boxboard for folding cartons	390,000
Cobourg, Ontario	Processing and printing of boxboard for folding cartons	470,000
Winnipeg, Manitoba	Processing and printing of boxboard for folding cartons	565,000
Lachute, Québec	Processing and printing of boxboard for folding cartons	433,000	(4)

Annual Information Form

Services
Art & Die Etobicoke, Ontario	Graphic art and printing plates	N/A

(1)	In June 2012, the North York and Peterborough plants ceased their activities
(2)	In October 2012, the OCD plant ceased its activities
(3)	In April 2012, Norampac purchased Bird Packaging Limited, which became a division of Cascades Canada ULC on December 31, 2012
(4)	In September 2012, Norampac announced the closure of the Lachute plant by the end of March 2013

4.2.1.3	SPECIALTY PRODUCTS GROUP

The Specialty Products Group operates in four main sectors of activity, namely: industrial packaging, consumer products packaging, specialty papers, and recovery and recycling. This Group operates 46 facilities located in North America and Europe, including 23 recovery centers in Canada and the United States. It employs more than 2,700 employees. In 2012, sales of this Group amounted to $791 million compared to $851 million in 2011.

a)	Industrial Packaging

The Industrial Packaging sector is active in four markets : protective packaging, specialty containers, structural components and paperboard and fiber composites. Products include Technicomb® and Flexicomb® honeycomb paperboard, Multiboard™ laminated paperboard and Uncoated Recycled paperboard (URB).

Cascades Conversion Inc., Converdis Inc. and Cascades Sonoco Inc., joint venture companies, convert uncoated paperboard, obtained in part within the Cascades network, into industrial packaging materials. The core product line is used by the pulp and paper industry, such as roll headers and paperboard packaging for rolls of newspaper. Cascades Conversion Inc. also manufactures roll edges that are sealed with heat plate equipment. The sales for these mills are driven by their own sales force. In 2012, one customer accounted for 16% of sales and the principal geographic market is the United States with 71%, followed by the Province of Québec (Canada) at 18% and by other Canadian provinces at 11%.

Cascades Rollpack S.A.S operates two plants in France at Saulcy-sur-Meurthe and Châtenois, which manufacture roll headers made of linerboard and uncoated paperboard supplied by the European paper mills. The sales of these mills are made through their own sales forces. In 2012, the largest customer accounted for 8% of products sold and the principal geographic market is Europe, with Germany at 25%, France at 32% and Scandinavia at 15%.

Cascades Multi-Pro, located in Drummondville (Québec) manufactures laminated paperboard (Multiboard™) used in many industrial sectors such as furniture backing and specialty containers. Cascades Enviropac in Berthierville (Québec) and Cascades Enviropac HPM LLC in Grand Rapids (Michigan) manufacture honeycomb paperboard used as industrial packaging in general. Cascades Enviropac in St. Césaire (Québec) and Aurora (Illinois) manufacture uncoated paperboard partitions for beer, wine and glass container producers. The sales of these converting plants are handled by their own sales representatives and by sales agents. In 2012, their most important customer accounted for 19% of sales. The principal geographic market is the United States at 59% followed by the Province of Ontario with 18%, Québec at 18%, and by other Canadian provinces at 5%. The supply of uncoated paperboard is principally obtained within the Cascades network.

Cascades Papier Kingsey Falls (Québec) produces uncoated recycled paperboard (URB) using 100% recycled fiber. This board is mainly used by packaging converters and industrial users of headers and wrappers for the paper industry, as well as partitions used as protective packaging. This division produces approximately 90,000 metric tons of which 48% are sold to affiliated companies while the balance is sold to third parties of whom three represent respectively 6%, 4% and 3% of sales. 63% of total sales are made to customers located in Québec, followed by the United States with sales at 33%. Raw material is sourced principally in Québec (90%), as well as in Ontario (4%). Products are principally delivered by truck, rail, and ships.

The following table lists the main mills of the industrial packaging business sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2012 :

Facilities	Products	Annual capacity in metric tonnes
Cascades Conversion Inc. Kingsey Falls, Québec	Roll headers and wrappers	65,000
Converdis inc. Berthierville, Québec	Roll headers and wrappers	50,000
Cascades Sonoco Inc. Birmingham, Alabama	Roll headers and wrappers	50,000
Cascades Sonoco Inc. Tacoma, Washington	Roll headers and wrappers	30,000
Cascades Rollpack S.A.S. Saulcy-sur-Meurthe and Châtenois, France	Roll headers and packaging reams	55,000

Annual Information Form

Cascades Multi-Pro Drummondville, Québec	Laminated paperboard and specialty containers	15,000
Cascades Enviropac Berthierville, Québec	Honeycomb packaging products	3,000
Cascades Enviropac – St-Césaire, Québec	Uncoated paperboard partitions	5,000
Cascades Enviropac HPM LLC Grand Rapids, Michigan	Honeycomb packaging products and other packaging products	10,000
Cascades Enviropac Aurora Illinois	Uncoated paperboard partitions	8,000
Cascades Papier Kingsey Falls Québec	Uncoated paperboard	93,000

b)	Consumer Products Packaging

Two mills manufacture moulded pulp products, Cascades Forma-Pak in Kingsey Falls (Québec) and Cascades Moulded Pulp, Inc., in North Carolina (United States). The manufactured moulded pulp products sector is primarily destined for poultry farms and the quick-service restaurant business in Canada (15%) and the United States (85%). This sector of the Specialty Products Group produces mainly filler flats designed for egg processors, namely, UltraCelle30™ and beverage carry trays marketed as UltraFit™, designed for the quick service restaurant industry. These mills were awarded the 2012 McDonald’s U.S. Supplier Summit Award and the 2012 Havi Global Solutions Supplier of The Year Award. Sales representatives and a network of sales agents serve customers. Raw material for these moulded pulp products is composed of 100% recycled material.

Plastiques Cascades, located in Kingsey Falls (Québec), and Cascades Plastics Inc., located in Warrenton (Missouri), specialize in the food industry. They design and manufacture polystyrene foam food trays for the packaging of meat, poultry and seafood for the processing and the grocery industries. They also produce a complete line of plates and bowls made of foamed polystyrene, marketed under the Gusto™ and Much Gusto™ brands, destined to the food service industry. The principal raw material used is foamed polystyrene. Sales representatives and a network of sales agents serve customers in Canada and the United States.

Plastiques Cascades – Re-Plast, located in Notre-Dame-Du-Bon-Conseil (Québec), recycles waste plastic generated by curb-side recovery programs and industrial waste. They offer two product lines : the first one is comprised of decking boards made with either 100% recycled plastic or wood-plastic composite commercialized under the name Perma-Deck®, manufactured from post-consumer and post-industrial recycled plastic and wood residue. The second line consists in furnishings for outdoor use, commercialized under the name Urbain Design®. Products are sold through sales representatives, manufacturing agents and distributors.

Cascades Inopak located in Drummondville (Québec), specializes in the extrusion and thermo moulding of rigid sheets of plastic and moulding by injection. Its principle products are wrappers for packaging coins sold under the trademark Plastichange® and a complete line of multi-use containers commercialized under a variety of brands, such as Benpac™, Deli-Tray™, Eko-sens™, Versatile™ and Versatub™ for food packaging catering to food processors, grocers and co-packers. Frig-O-Seal® is a reusable food container line sold through retailers. Products are sold through distributors and agents. Mainly, the raw materials which are used are a blend of virgin polyethylene terephtalate (PET) and 60% Recycled PET, barrier PET, polypropylene (PP), oriented polystyrene (OPS) and PVC.

NorCan Flexible Packaging Inc., owned by Cascades at 56.5%, is located in Mississauga (Ontario) and is specialized in the manufacturing of flexible film for packaging. This company offers a wide variety of resin and additives to meet customers’ needs mainly in the frozen foods, bakery and ice industries.

Sales of these consumer product packaging units are allocated as follows :

Territory	2011	2012
Québec	29%	30%
Ontario	9%	11%
The rest of Canada	6%	4%
United States	56%	55%

The following table lists the mills in the consumer products packaging sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2012 :

Facilities	Products	Annual capacity in kilograms
Plastiques Cascades Kingsey Falls, Québec	Polystyrene foam food packaging, plate and bowls	9,500,000

Annual Information Form

Cascades Plastics Inc. Warrenton, Missouri	Polystyrene foam food packaging	5,000,000
Plastiques Cascades – Re-Plast Notre-Dame-du-Bon-Conseil, Québec	Out-door furniture, plastic lumber for decking	6,000,000
Cascades Inopak Drummondville, Québec	Plastic coin wrappers, food packaging	5,000,000
NorCan Flexible Packaging Inc. Mississasuga, Ontario	Film packaging	9,500,000
Cascades Forma-Pak Kingsey Falls, Québec	Egg filler flats and beverage carry trays	14,500,000
Cascades Moulded Pulp, Inc. Rockingham, North Carolina	Egg filler flats and beverage trays	6,000,000

c)	Specialty Papers

Cascades Lupel, located in Trois-Rivières (Québec) manufactures backing for vinyl flooring sold under the trademarks Endorex™ and Absorbak™. Sales are made primarily in the United States (79%), Canada (15%) and in Mexico and Europe (6%). The products are delivered principally by truck. The raw materials are easily available and the mill sources 69% of its needs from the United States, the remainder is sourced in Canada. Three customers accounted for respectively 48%, 36% and 14% of sales.

The Cascades East Angus (Québec) mill manufactures several types of specialized kraft paper such as butcher paper, paper for envelopes, paper for asphalt coating and paper which withstands grease or moisture. They are marketed under the trademarks Cascades EnviroKraft™ and Cascades RobustKraft™. The majority of its sales are in the United States (61% in 2012). Products are delivered principally by truck. Its most important customer accounts for 14% of sales. Its products may contain 30% to 100% of recycled fibers depending on customer requirements. By increasing its bark steam production (53%), this mill substantially reduces its costs, compared to natural gas and oil production users.

Cascades Auburn Fiber (Maine), with an annual capacity of 75,000 short tonnes, manufactures from waste paper material a de-inked pulp used for the production of tissue and fine paper. 45% of sales are made in the United States and 55% are made in Canada. In 2012, 40% of the output of this facility was used by the operating units within the Cascades Group, of which 19% was used by the Tissue Papers Group. Of the remaining 60% of sales, one customer accounted for 21%.

Cascades Fine Papers Group Inc., Rolland Division operates a plant in Saint-Jérôme (Québec) and manufactures over 100 types of uncoated fine paper. Aside from paper destined for copying, business forms and envelopes, this division is increasingly involved in the niche markets for high-end recycled paper and specialty paper for commercial and security printing. The Rolland Division paper products are made from virgin fiber (35%) and recycled fiber (65%). The products are sold under such names as Rolland Enviro100™, Rolland Opaque50™, Rolland Hitech50™, ReproPlus®50, Superfine Linen Record™, Colonial Bond™ and Security Papers™. Through its sales representatives, the Rolland Division sells 51% of its products in Canada, 38% in the United States and 11% at export. Two customers respectively accounted for 26% and 17% of sales.

The Breakey Fibers Division, located in Sainte-Hélène-de-Breakey (Québec) operates a mill specializing in the production of high-end de-inked kraft pulp, a product that meets an increasing demand for uncoated fine papers containing recycled fiber. The Breakey Fibers Division is supplied with waste paper coming from Eastern Canada and from the United States. In 2012, almost 72% of the output of this facility was used at the Rolland Division and 18% by operating units within the Cascades Group. The remaining production is sold on the open market.

The Converting Centre Division, located in Saint-Jérôme (Québec), owns and operates a sheeting centre with an annual capacity of 115,000 short tons. The Centre offers warehousing services with a capacity of 7,000 short tons. It offers sheeting, warehousing and distribution services to the other divisions of the specialized papers sector as well as to outside customers.

The following table lists the mills of the specialized papers sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2012 :

Facilities	Products / Services	Annual capacity (MT : metric tonnes ST : short tons)
Cascades Lupel Trois-Rivières, Québec	Manufacture of backing for vinyl flooring	55,000 MT
Cascades East Angus, Québec	Manufacture of kraft paper	100,000 MT
Cascades Auburn Fiber, Maine	Manufacture of de-inking kraft pulp	75,000 ST

Annual Information Form

Cascades Fine Papers Group Inc., Rolland Division Saint-Jérôme, Québec	Manufacture of uncoated fine paper	155,000 ST
Cascades Fine Papers Group Inc., Breakey Fibers Division Sainte-Hélène-de-Breakey, Québec	Manufacture of de-inked kraft pulp	75,000 MT
Cascades Fine Papers Group Inc., Converting Center Division Saint-Jérôme, Québec	Converting of fine papers, kraft and chipboard	115,000 ST

d)	Recovery and Recycling

In 2012, Cascades Récupération, through its recovery center located in Lachine (Québec) and its brokerage activities handled more than 50,000 metric tonnes of recyclable materials, of which 48,000 metric tonnes were fibers. In this same period, 75% of its sales were in Canada, and 25% in the United States. Most of its business is done within the Cascades Group or its partners. Waste paper supply is mainly obtained from industrial, commercial and institutional users.

Cascades Recovery Inc., owned by Cascades at 73%, provides services to recover and process discarded materials for municipal, graphic, industrial, commercial, consumer products and institutional sectors. Services are offered across Canada and the Northeastern United States with 18 recovery facilities. Marketing and brokerage offices are located in Boston (Massachusetts), Charlotte (North Carolina), Chicago (Illinois) and Montréal, Toronto, and Vancouver (Canada). In 2012, the Group shipped over 1.48 million metric tonnes through its recovery facilities and brokerage business with 37% of sales in Canada, 53% in the United States and almost 10% in China.

4.2.2	TISSUE PAPERS SECTOR

The Tissue Papers Group is a manufacturer, converter and marketer of a wide variety of paper products intended for the Away-from-Home and consumer products markets. Its lines of bathroom tissue, facial tissue, paper towels, paper hand towels, paper napkins and other related products are sold under the labels Decor®, North River®, Cascades®, Cascades Elite® and Wiping Solutions® in the Away-from-Home Canadian and American markets. In the consumer products market, products are principally marketed under private labels and under the label Cascades® in Canada and Nature’s Choice® and under some secondary marks in the United States. In 2012, one client accounted for 26 % of sales in the consumer products market. In addition, the Tissue Group also sells parent rolls of bathroom tissue, paper towels, paper hand towels and specialty papers to a large number of converters. One client accounted for 76% of parent roll sales. In 2012, one client accounted for 13% of overall sales in the consumer products, Away-from-Home markets, and parent rolls. Products are sold principally through a direct sales force, and are delivered by truck.

In 2011, the Tissue Papers Group launched an ultra quality bath tissue paper and a premium quality hardwound roll towel for the consumer products markets. These products are made with Atmos, an innovative manufacturing technology used exclusively by Cascades in North America. Originally developed by Voith in Brazil, this “TAD equivalent” process produces high end products similar to the fluffy and absorbent paper offerings produced with the traditional Through-Air-Drying (TAD) technology. The acquisition and start-up of Atmos at the Candiac tissue paper mill required a $30 million investment. These new products are sold under the Cascades® brand and private labels. In 2012, this Group redefined hand hygiene by bringing a first-ever antibacterial paper towel to the Away-from-Home United States market. Cascades antibacterial paper towels provide a simple and effective way to further reduce bacterial contamination and transmission. It also became the largest provider of Green Seal™ certified towel and tissue products in North America.

The Tissue Papers Group’s sales for 2012 amounted to $979 million compared to $871 million in 2011. In 2012, production was sold as follows: 79% in the United States, and 21% in Canada. The Canadian mills generated 55% of total revenues in Canada and 44% in the United States. The American mills generated 98% of total revenues in the United States. 18 manufacturing and converting plants employ more than 2,100 employees.

The Candiac plant in Québec manufactures tissue paper and converts it into bathroom tissue and paper towels. These products are mainly sold in the consumer products market in Canada and in the United States. The production not converted at the Candiac mill is transferred to the Laval, Lachute and Papersource (Québec) and Waterford (New York) plants or is sold in parent rolls to other converters.

The Lachute plant in Québec specializes in the manufacturing and converting of industrial use paper hand towels and converting of industrial use bathroom tissue. These products are mainly destined to the Canadian and American Away-from-Home markets. This facility received a gold LEED-CI certification in 2012 from the Canada Green Building Council (CaGBC).

The Laval plant in Québec specializes in the converting of tissue paper into paper napkins for the Canadian and American food service industry.

The Kingsey Falls plant in Québec manufactures tissue paper made from recycled fiber and converts it into bathroom tissue and facial tissue. These products are mainly sold in the consumer products market as well as the Away-from-Home markets, both in Canada and the United States. The production not converted is transferred to the Laval, Lachute and Papersource (Québec) and Waterford (New York) plants or is sold in parent rolls to other converters.

The Toronto plant in Ontario converts tissue paper made of recycled fiber into bathroom tissue, paper towels and paper napkins. These products are mainly sold in the Canadian and American consumer products market.

The two Toronto PM mills in Ontario produce parent rolls made of recycled fiber and virgin fiber. The production is transferred to the Toronto (Ontario), Papersource (Québec) and Waterford (New York) plants or sold to other converters.

Annual Information Form

The Papersource mill in Granby (Québec) converts tissue paper into bathroom tissue, paper hand towels and facial tissue. These products are mainly sold in the Canadian and American Away-from-Home markets.

Cascades Tissue Group – North Carolina, at its Rockingham plant, manufactures tissue paper made from recycled fiber and converts it into bathroom tissue, paper towels, paper hand towels, paper napkins and facial tissue. These products are mainly sold in the American Away-from-Home markets. The production not converted is transferred to the Waterford (New York) and Kinston (North Carolina) plants or sold to other converters.

Cascades Tissue Group – IFC Disposables Inc.’s plant located in Brownsville (Tennessee) specializes in the converting of non-woven fiber into industrial wipes sold in the Away-from-Home markets in the United States and Canada.

Cascades Tissue Group – Wisconsin’s plant, in Eau Claire, manufactures tissue paper made from recycled fiber and converts it into bathroom tissue, paper towels, facial tissue and paper napkins. These products are mainly sold in the consumer products market in the United States. The non-converted production is sold in parent rolls to other converters.

Cascades Tissue Group – Pennsylvania, with plants in Ransom and Pittston, manufactures tissue paper made from recycled fiber and converts it into bathroom tissue, paper towels, facial tissue and paper napkins. These products are mainly sold in the consumer products market in the United States. The non-converted production is transferred to the Waterford (New York), Kingsey Falls (Québec) and Brownsville (Tennessee) plants or is sold in parent rolls to other converters.

Cascades Tissue Group – Oregon, in St. Helens, produces parent rolls made of 100% virgin fiber. The production is transferred to the Kingman (Arizona) plant or is sold to other converters.

The Waterford Division of Cascades Tissue Group – New York Inc. specializes in the conversion of towel and tissue paper into bathroom tissue, paper towels, paper napkins and industrial paper hand towels. These products are mainly sold in the consumer products market as well as the Away-from-Home markets in the United States. The Mechanicville (New York) Division produces parent rolls made from recycled fiber. The production is transferred to the Waterford Division (New York) and Papersource (Québec) or is sold to other converters.

Cascades Tissue Group – Arizona Inc. operates a plant in Kingman, and specializes in the conversion of tissue paper into bathroom tissue, paper towels, paper hand towels and paper napkins. These products are mainly sold in the consumer products market in the United States.

The Memphis plant of Cascades Tissue Group – Tennessee Inc. produces parent rolls of tissue paper made from recycled fiber. The production is transferred to the Kingman (Arizona) plant or sold to other converters.

Best Diamond Packaging, LLC, a joint venture, operates a plant in Kinston, North Carolina, and specializes in the conversion of tissue paper into paper napkins for the American food and quick-service restaurant markets.

Annual Information Form

The following table lists the plants and mills of the Tissue Papers Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2012:

Facilities	Products / Services	Annual capacity in short tons
Manufacturing / Converting
Candiac, Québec	Paper towels, bathroom tissue	77,000
Lachute, Québec	Paper hand towels, bathroom tissue	43,000
Kingsey Falls, Québec	Facial tissue, bathroom tissue	113,000
Cascades Tissue Group – North Carolina, Rockingham	Paper towels, facial tissue, bathroom tissue, paper napkins, paper hand towels	63,000
Cascades Tissue Group – Wisconsin, Eau Claire	Paper towels, bathroom tissue, facial tissue and paper napkins	62,000
Cascades Tissue Group – Pennsylvania, Ransom and Pittston	Paper towels, bathroom tissue, facial tissue and paper napkins	63,000
Manufacturing
Toronto PM , Ontario	Parent rolls	64,000
Cascades Tissue Group – Oregon, St-Helens	Parent rolls	77,000
Cascades Tissue Group – Tennessee Inc., Memphis	Parent rolls	46,000
Cascades Tissue Group – New York Inc., Mechanicville	Parent rolls	58,000
Converting
Toronto, Ontario	Paper towels, bathroom tissue, paper napkins	N/A
Laval, Québec	Paper napkins	N/A
Papersource, Granby, Québec	Bathroom tissue, facial tissue and paper hand towels	N/A
Cascades Tissue Group – Arizona Inc., Kingman	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Cascades Tissue Group – New York Inc., Waterford	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Best Diamond Packaging, LLC Kinston, North Carolina	Paper napkins	N/A
Cascades Tissue Group – IFC Disposables Inc., Brownsville, Tennessee	Industrial wipes	N/A

4.3	RESEARCH, DEVELOPMENT AND INNOVATION

Cascades has its own research and development centre («the Centre») located in Kingsey Falls (Québec), composed of a staff of more than 40 employees. The Centre provides Cascades’ business units with technical support in solving production problems and improving quality as well as the development of new products and processes. Moreover, the Centre is strongly involved in innovation and sustainable development through its scientific support to the Corporation’s marketing teams. In 2007 (Phase I), Cascades put in place an innovation strategy, namely the “Innovation Management System” (IMS). In 2011 (Phase II), the innovation process was expanded to all Cascades’ activities, namely finance, production, human resources, services, logistics, and sales and marketing to enhance efficiency and performance at all levels, as well as to develop a culture of innovation. A Cascades innovation management committee (CIMC) was created to facilitate the implementation of phase II of this strategy, namely “i-LEAD Innovation”. The i-LEAD acronym stands for: i (innovation), L (Leadership), E (Embraces changes), A (Adapt) and D (Discover). To support the culture of innovation an in-house i-LEAD Innovation Journal was created, where the paper version is now integrated in the Corporation’s quarterly newsletter to employees and the online version can be found at www.ilead.cascades.com.

Annual Information Form

In 2012, Cascades consolidated its Information Technology Service under one single entity, providing a complete IT portfolio of services to all Cascades’ business units. This new entity’s staff is composed of 218 employees. Cascades invested $29 million for the modernization of its financial information system with the implementation of an integrated Enterprise Resource Planning (ERP) system information technology of which $9 million is financed through a loan agreement and will be reimbursed over a period of three years. The project team has finalized a detailed blueprint for its manufacturing and some of its converting operations and implemented the solution in some business units as of December 31, 2012. The project team is continuing to review the blueprint and programming related to its remaining converting operations and to evaluate its deployment strategy for the coming years, including the human and capital resources required for the project.

4.4	COMPETITIVE CONDITIONS

4.4.1	OUR MARKETS

Cascades operates in large, highly competitive markets. Our products and services compete with similar products manufactured and distributed by others both domestically and globally. The success in our markets is influenced by many factors, including price, customer service, geographic location, quality, breadth and performance characteristics of our products. Given our products, integration level, markets and geographic diversification, we believe that we are well-positioned to compete in our packaging and tissue sectors.

According to RISI, the total U.S. coated recycled boxboard production for folding carton was approximately 2.1 million tons in 2012, stable compared to the previous year. We estimate that total capacity for coated recycled boxboard in North America totalled approximately 2.5 million tons in 2012. The five largest manufacturers, Graphic Packaging International, RockTenn Company, Paperworks Industries Inc., Cascades Inc., and Fusion Paperboard, would account for around 88% of total production capacity according to our estimates. In fact, according to the Paper Packaging Council, more than 60% of the U.S. end demand for folding cartons comes from the food and beverage industries.

The total containerboard production in North America was approximately 34.4 million tons in 2012. Total containerboard production capacity in North America totalled approximately 35.7 million tons in 2012 and the five largest manufacturers, International Paper Company, RockTenn Company, Georgia-Pacific LLC, Packaging Corporation of America and Pratt Industries accounted for approximately 78% of total production capacity. Total U.S. containerboard production increased by 1% in 2012. With respect to demand, while the containerboard market is cyclical and impacted by economic conditions, it tends to be more resilient given that approximately 75% of the end demand for corrugated boxes comes from the non durable goods industries according to the Fiber Box Association.

Demand in the U.S. tissue paper market reached approximately 8.5 million tons in 2012. Total tissue production capacity in North America totaled approximately 8.5 million tons during the same period, and the five largest manufacturers, Georgia-Pacific LLC, Procter & Gamble Company, Kimberly-Clark Corporation, Cascades Inc. and Svenska Cellulosa Aktiebolaget (SCA), accounted for approximately 75% of total production capacity. The tissue paper market consists of both the consumer products and Away-from-Home markets. Shipments of consumer products and Away-from-Home tissue products totalled approximately 69% and 31%, respectively, of total U.S. tissue paper shipments in 2012. The tissue market is considered to be the most stable paper sector with demand in North America growing at a 2% compound annual growth rate since 1995.

4.4.2	OUR COMPETITIVE STRENGTHS

Leading Market Positions with Environmentally Sustainable Product Focus. We are one of the two leaders in Canada and hold one of the leading market positions in the packaging industry in North America. We also are a leading producer of coated boxboard in Europe. We believe our leading market positions and our environmental focus gives us an advantage over many of our competitors. We believe the demand for green products is growing and we are well-positioned to take advantage of the growing environmental trend due to our strengths and diversity of product offerings.

Fully Integrated Recycling Solutions Provider. We are an integrated manufacturer with both downstream recycled paper collection and processing capabilities and upstream manufacturing and converting operations. We have created the closed-loop systemTM that enables us to manufacture our products efficiently for our customers. In North America, 36% of the recycled fibers that we use in our products come from our own recovery, converting and other collection facilities. We continually look for opportunities to increase our integration to further ensure the supply of raw materials to our mills and grow the development of our environmentally sustainable products.

Diversified Portfolio of Products, Markets and Geographic Locations. We manufacture and sell a diversified portfolio of packaging, tissue and specialty paper products for commercial, industrial and consumer products end markets in Canada, the United States, Europe and other regions. Our customers include Fortune 500, medium and small-sized companies across a broad range of industries. We believe that our product, geographic and customer diversification help us maintain our operating performance through economic downturns and changing market conditions. The size and diversity of our operations also allow us to cost-effectively serve customers on a regional and multinational basis, reducing delivery times and enhancing customer service.

Strong Presence in Consumer-Oriented End Markets. Our paper packaging, tissue and specialty paper products are sold primarily to consumer-oriented end markets, which tend to be less sensitive to economic cycles. As a result, products sold to these markets tend to exhibit a greater degree of stability and predictability in demand and product prices than products sold to commercial or industrial-oriented end markets. Our participation in consumer-oriented end markets has increased with our focus on selling tissue products.

4.5	CYCLICAL CONSIDERATIONS

Cascades is a diversified producer of packaging products and tissue paper with operations in Canada, the United States and Europe. The Corporation has leading market positions for many of its products in North America and is one of the foremost producers of coated boxboard in Europe.

Although the Corporation believes that its products, integration level, market, and geographical diversification help to mitigate the adverse effects of industry conditions, the markets, for some of its products, notably containerboard and boxboard, remain cyclical. These markets are influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Corporation is also affected by the variation of the Canadian dollar against the U.S. dollar and the Euro, and the effect of the volatility of the costs of the raw materials, particularly recycled fibers.

Annual Information Form

4.6	ENVIRONMENTAL PROTECTION

4.6.1	REGULATIONS

The Corporation’s activities are subject to environmental laws and regulations imposed by various governmental and regulatory authorities in all the countries where it operates. The Corporation is in compliance, in all material respects, with all applicable environmental legislation and regulations. However, ongoing capital and operating expenses are expected to be incurred to achieve and maintain compliance with applicable environmental requirements. For more information, reference is made to the heading “RISK FACTORS”, on page 44 of Management’s discussion and analysis in the 2012 Annual Report, which item is incorporated by reference.

In 2012, environmental protection requirements and the application of Cascades’ environmental mission required capital expenditures and led to operating costs as follows :

Country	Capital Expenses	Operating Costs
Canada	$1,422,827	$37,164,233
United States	$2,845,658	$19,906,176
Europe	$65,787	$3,353,678
Total	$4,334,272	$60,245,442

4.6.2	ENVIRONMENTAL MISSION

Since one of the deeply ingrained values of the Corporation is protecting the environment, Cascades has adopted an Environmental Mission, which is available on the Corporation’s website at www.cascades.com.

4.7	REORGANIZATIONS

In 2012, no major legal reorganizations were undertaken by Cascades. In the normal course of business, some minor reorganizations of the subsidiaries of the Corporation could occasionally occur in order to improve the organizational structure, none of them having a material impact on the activities, operations or financial results of the Corporation.

4.8	SOCIAL POLICIES

The Corporation has adopted a Code of Ethics (the “Code”), which is meant to provide directors, officers, and employees with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Corporation operates. A copy of the Code is available upon written request to the Corporate Secretary at the following address:

Cascades Inc.

Corporate Secretariat

404, Marie-Victorin Blvd., P.O. Box 30

Kingsey Falls (Québec) J0A 1B0

The Code and the corporate policies referred to in the document are also available on the Corporation’s website at www.cascades.com.

4.9	RISK FACTORS

We refer the reader to Management’s Discussion and Analysis in the 2012 Annual Report, specifically on page 44, under the heading “RISK FACTORS”, incorporated by reference herein.

ITEM 5 – DIVIDENDS AND DISTRIBUTIONS

In 2010, 2011 and 2012, Cascades paid dividends on its Common Shares at the current rate of $0.04 per Common Share per quarter. Other than pursuant to the Indentures, which govern its Senior Notes, and the Credit Facilities, there are no material contractual restrictions on Cascades’ ability to declare and pay dividends on its Common Shares.

The dividend amount is reviewed annually by the Board of Directors and is determined taking into account Cascades’ financial situation, its results from operations, its capital requirements and any other factor deemed pertinent by the Board of Directors.

ITEM 6 – CAPITAL STRUCTURE

6.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The share capital of the Corporation is composed of an unlimited number of Common Shares without par value, an unlimited number of Class “A” Preferred Shares without par value which may be issued in series and an unlimited number of Class “B” Preferred Shares without par value which may be issued in series.

The holders of common shares are entitled to the right to vote on the basis of one vote per share at any meetings of shareholders and the right to receive dividends and to share in the remaining assets in the event of a liquidation of the Corporation. As at March 15, 2013, there were 93,891,776 Common Shares issued and outstanding.

The Class “A” and “B” Preferred Shares are issuable in series and rank equally within their respective classes as to dividends and capital. Registered holders of any series of Class “A” or Class “B” are entitled to receive, in each fiscal year of the Corporation or on any other basis, cumulative or non-cumulative preferred dividends payable at the time, at the rates and for such amounts and at the place or places determined by the directors with respect to each series prior to the issuance of any Class “A” or Class “B” Preferred Shares. In the event of

Annual Information Form

the liquidation, winding-up or dissolution of the Corporation or any other distribution of its assets to its shareholders, the holders of Class “A” and “B” Preferred Shares are entitled to receive, out of the assets of the Corporation , the amount paid in consideration of each share held by them. The holders of Class “A” and “B” Preferred Shares are not entitled as such to receive notice of or to attend or to vote at any meetings of shareholders. None of the Class “A” or “B” Preferred Shares of the capital stock of the Corporation are, as of the date hereof, issued and outstanding.

6.2	Ratings

Credit ratings are intended to provide investors with an independent measure of credit quality of an issuer or a security. Rating for issuers or for debt instruments are presented in ranges by each of the rating agencies. The highest qualities of securities are rated AAA in the case of Standard & Poor’s (“S&P”) and Dominion Bond Rating Services (“DBRS”), or Aaa in the case of Moody’s Investors Service (“Moody’s”). The lowest quality of securities are rated D in the case of S&P and DBRS, or C in the case of Moody’s.

According to the S&P rating system, notes rated BB, B, CCC, CC, and C are regarded as having from low to significant speculative characteristics. A BB rating indicates the least degree of speculation and C the highest. While such notes will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. Notes rated BBB are less vulnerable for non-payment than other speculative economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from AAA to B may be modified by the addition of a plus (+) or minus (-) to show relative standing within the major rating categories.

According to the Moody’s rating system, notes, which are rated Ba, are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

According to the DBRS rating system, long-term debt rated BB is defined to be speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. Entities in the BB range typically have limited access to capital markets and additional liquidity support. In many cases, deficiencies in critical mass, diversification, and competitive strength are additional negative considerations. The absence of either a high or low designation indicates the rating is in the middle of the category.

Credit Risk	Moody’s	S & P	DBRS
Highest quality	Aaa	AAA	AAA
High quality (very strong)	Aa	AA	AA
Upper medium grade (strong)	A	A	A
Medium grade	Baa	BBB	BBB
Lower medium grade (somewhat speculative)	Ba	BB	BB
Low grade (speculative)	B	B	B
Poor quality (may default)	Caa	CCC	CCC
Most speculative	Ca	CC	CC
No interest being paid or bankruptcy petition filed	C	C	C
In default	C	D	D

Source: Securities Industry and Financial Markets Association and “Dominion Bond Rating Services”

Cascades is rated by S&P, Moody’s and DBRS. The Corporation’s corporate debt rating by these three agencies are listed below :

Rating agency	Corporate Debt Rating	Qualitative	Most recent update
S&P	BB-	Negative outlook	December 2012
Moody’s	Ba2	Stable outlook	December 2012
DBRS	BB high	Negative outlook	September 2012

It is to be noted that the credit ratings given to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes as such, given these ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn by a rating agency in the future if in its judgement circumstances so warrant. The Corporation is not responsible for credit ratings given by the rating agencies.

Annual Information Form

ITEM 7 – MARKET FOR SECURITIES

7.1	TRADING PRICE AND VOLUME

Cascades’ Common Shares are traded on the Toronto Stock Exchange under the ticker symbol “CAS”. The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Corporation’s Common Shares on the Toronto Stock Exchange for each month of the most recently completed financial year:

Toronto Stock Exchange – Market price range – Year 2012

Month	High	Low	Market Price Range	Trading Volume
January	4.85	4.41	4.50	1,133,464
February	4.64	4.01	4.13	1,639,169
March	4.30	3.85	4.20	1,725,936
April	4.29	4.00	4.24	867,929
May	4.83	4.12	4.41	1,597,688
June	4.60	4.10	4.20	1,438,883
July	4.98	4.22	4.76	1,931,513
August	5.18	4.71	5.00	1,222,160
September	5.07	4.55	4.57	1,360,489
October	5.05	4.53	4.88	2,318,280
November	4.97	4.06	4.15	1,978,926
December	4.29	3.97	4.10	2,746,118

In 2011, in the normal course of business, the Corporation renewed its redemption program. Purchases began on March 15, 2011 and continued until March 14, 2012. The notice enabled Cascades to acquire up to 4,830,321 Common Shares, representing approximately 5% of the issued and outstanding Common Shares as at March 15, 2011. As of March 1, 2012, the Corporation had redeemed 2,363,563 Common Shares at an average weighted cost of $5.12.

In 2012, in the normal course of business, the Corporation renewed its redemption program. Purchases began on March 15, 2012 and continued until March 14, 2013. The notice enabled Cascades to acquire up to 4,725,273 Common Shares, representing approximately 5% of the issued and outstanding Common Shares as at March 1, 2012. As of March 13, 2013, the Corporation had redeemed 482,686 Common Shares at an average weighted cost of $4.33.

On March 13, 2013, Cascades announced that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares. Purchases pursuant to the normal course issuer bid commenced on March 15, 2013 and will cease on March 14, 2014. The Common Shares purchased shall be cancelled. The notice will enable Cascades to acquire up to 2,816,753 Common Shares, which represents approximately 3% of the 93,891,776 issued and outstanding Common Shares as at March 1st, 2013.

ITEM 8 – DIRECTORS AND OFFICERS

The Directors of the Corporation are elected annually to hold office until the next annual general meeting or until a successor is elected or appointed.

8.1	NAME, OCCUPATION AND SECURITY HOLDING

The following table sets out the name and place of residence of each Director, its principal occupation, the year in which he first became a director of the Corporation, the number of common shares of the Corporation beneficially owned directly or indirectly by him, the number of deferred share units he holds, if the Director sits on boards of directors and committees of other public companies and membership on the committees of the Board of Directors of the Corporation.

Mr. Bernard Lemaire

Kingsey Falls, Québec (Canada)

Director since 1964

Non-Independent

Common Shares : 13,214,159

One of the founders of Cascades, Mr. Lemaire has been a Director of the Corporation since 1964. He was President of the Corporation from its creation to 1992 and Chairman of the Board from 1992 to 2008. He is a member of the Administrative Committee of the Corporation. Mr. Lemaire is a member of the Board of Directors of Boralex Inc., a power producer dedicated to the development and operation of energy power stations. Mr. Lemaire holds an Honorary Doctorate from the École des Hautes Études Commerciales – Montréal and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is an Officer of the Order of Canada and an Officer of the Ordre national of Québec as well as a Chevalier of the Ordre national of the Légion d’honneur of the French Republic.

Mr. Laurent Lemaire

Warwick, Québec (Canada)

Director since 1964

Non-Independent

Common Shares : 12,271,901

Annual Information Form

One of the founders of Cascades, Mr. Lemaire is Executive Vice-Chairman of the Board of Directors of the Corporation and a member of the Administrative Committee. He held the position of Chairman of the Board of Directors from May 2008 to May 2011 and was President and Chief Executive Officer of the Corporation from 1992 to 2004. He holds a Masters degree in Commerce and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is a member of the Board of Directors and of the Audit Committee of Junex Inc., a junior oil and gas exploration company. He also sits on the Board of Directors of Reno de Medici S.p.A., an Italian-based public company, manufacturer of coated and recycled boxboard. Mr. Lemaire is an Officer of the Order of Canada.

Mr. Alain Lemaire

Kingsey Falls, Québec (Canada)

Director since 1967

Non-Independent

Common Shares : 4,947,929

One of the founders of Cascades, Mr. Lemaire is Chairman of the Board and President and Chief Executive Officer of the Corporation and a member of the Administrative Committee. He held the position of Executive Vice-President of the Corporation from 1992 to 2004 and was President and Chief Executive Officer of Norampac Inc., from 1998 to 2004. A former student of the Institut des pâtes et papiers of Trois-Rivières (Québec), he holds an Honorary Doctorate in Business Administration from the University of Sherbrooke. Mr. Lemaire is an Officer of the Order of Canada.

Mr. Martin P. Pelletier, Eng., Ph. D

Sillery, Québec (Canada)

Director since 1982

Non-Indedendent

Common Shares : 68,054

Deferred Share Units: 32,739

Mr. Pelletier, a chemical engineer, is a pulp and paper consultant. He held the position of Vice-President and Chief Operating Officer, Containerboard, of Norampac Inc., from 1997 to 2000 and was President and Chief Executive Officer of Rolland Inc. (now known as Cascades Fine Papers Group Inc.) from 2000 to 2002. He is the Chairman of the Environmental, Health and Safety Committee. He sits on the Board of Directors of CO2 Solutions, an innovator in the field of enzyme enabled carbon capture.Mr. Pelletier will retire from the Corporation’s Board of Directors and is not standing for re-election at the next Annual General Meeting of Shareholders.

Mr. Paul R. Bannerman

Montréal, Québec (Canada)

Director since 1982

Non-Independent

Common Shares : 661,884

Deferred Share Units: 32,739

Mr. Bannerman is the founder and the Chairman of the Board of Directors of Etcan International Inc., a pulp and paper sales agency founded in 1978 which is active in the American, European and South American markets. Mr. Bannerman sits on the Board of Directors of a number of private companies and contributes personally and through his private foundation to the advancement of education, health, the arts and community development. He is a graduate of McGill University in political science and economics and holds an M.B.A. from Harvard University.

Mr. Louis Garneau

St. Augustin-de-Desmaures, Québec (Canada)

Director since 1996

Independent

Common Shares : 5,018

Deferred Share Units: 32,739

Mr. Garneau is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world. He is a member of the Human Resources Committee. A former international cycle racer, Mr. Garneau participated in the 1984 Olympic Games in Los Angeles. He is a Chevalier de l’Ordre National of Québec and an Officer of the Order of Canada. In June 2007, he was awarded an honorary doctorate by the Faculty of Administration of the University of Ottawa. In 2008, he received the “Gloire de l’Escolle” medal as a former graduate having honored Université Laval due to the extent of his professional activities and his contribution to society.

Ms. Sylvie Lemaire

Otterburn Park, Québec (Canada)

Director since 1999

Non-Independent

Common Shares : 481,287

Deferred Share Units: 32,739

Ms. Lemaire is a director of companies. She has held production, research and development and general management positions. She was co-owner of Dismed Inc., a distributor of medical products, and of Fempro Inc., where she held the position of President until 2007. She serves as a member of the Environmental, Health and Safety Committee and a member of the Corporate Governance and Nominating Committee. Ms. Lemaire holds the degree of Bachelor in Industrial Engineering from the Montreal École polytechnique.

Annual Information Form

Mr. Robert Chevrier

Montréal, Québec (Canada)

Director since 2003

Independent

Common Shares : 5,000

Deferred Share Units: 32,739

Mr. Chevrier is President of Société de Gestion Roche Inc., a holding and investment company. He is the Chairman of the Audit Committee and acts as lead Director. He is Executive Chairman of Rona Inc., a distributor and retailer of hardware, home renovation and gardening products. Mr. Chevrier is Chair of the Board of Directors of Uni-Select Inc. He has held the position of Chairman of the Board of Directors and President and Chief Executive Officer of Rexel Canada Inc. He is a graduate of the University of Concordia and a Fellow of the Canadian Institute of Chartered Accountants. Mr. Chevrier intends to retire from the Corporation’s Board of Directors and is not standing for re-election at the next Annual General Meeting of Shareholders.

Mr. David McAusland

Beaconsfield, Québec (Canada)

Director since 2003

Independent

Common Shares : 4,000

Deferred Share Units: 32,739

Mr. McAusland is a partner in the law firm of McCarthy Tétrault. From 1999 to February 2008, he held among others, the position of Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., a large multinational industrial company. He is a member of the Corporate Governance and Nominating Committee and Chair of the Human Resources Committee. Mr. McAusland sits on the Boards of Directors of Cogeco Inc., and Cogeco Cable Inc., two companies involved in the communications sector where he is a member of the Corporate Governance Committee and Chair of the Strategic Opportunities Committee of both these issuers. He sits on the Board of Directors of Khan Resources Inc., a uranium exploration and development company, where he is a member of the Compensation Committee. He is the Chairman of the Board of Directors of ATS Automation Tooling Systems, a leader in automation manufacturing solutions. In addition, he is a director of certain not-for-profit organizations such as the Montreal General Hospital Foundation and Chairman of the Board of the Fondation de l’École nationale du cirque.

Mr. James B.C. Doak

Toronto, Ontario (Canada)

Director since 2003

Independent

Common Shares : 0

Deferred Share Units: 32,739

An economist and chartered financial analyst, Mr. Doak is President and Managing Director of Megantic Asset Management Inc., a Toronto-based investment company, since 2002. Prior thereto, from 1997 to 2002, he held the position of President of Enterprise Capital Management Inc. He is a member of the Audit Committee and Chair of the Corporate Governance and Nominating Committee. Mr. Doak is Chairman of the Board of Directors and a member of the Corporate Governance and Nominating Committee, the Compensation and the Audit and Finance Committees of Khan Resources Inc. a uranium exploration and development company. He is also a director and Chair of the Audit Committee of Purepoint Uranium Group Inc., an uranium exploration company. He is also a director and Chair of the Audit and Finance Committee of Eurocopter Canada Limited, a subsidiary of Eurocopter, a designer and manufacturer of civil helicopters. He holds a Diplôme d’études collégiales from McGill University and a B.A. in Economics from the University of Toronto.

Mr. Georges Kobrynsky

Outremont, Québec (Canada)

Director since 2010

Independent

Common Shares : 0

Deferred Share Units: 10,568

Mr. Kobrynsky is a director of companies. He is a member of the Audit and Environment, Health and Safety Committees. He held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. Mr. Kobrynsky has held for more than 30 years, various senior positions at Domtar Inc., including Senior Vice-President, Pulp and Paper Sales, Marketing and Customer Relations Group from 2001 to 2005 and Senior Vice-President, Communication Papers Division from 1995 to 2001. He sat on the Board of Directors of Norampac Inc., from 1998 to 2006. He holds a Master of Business Administration from McGill University, a Bachelor’s degree in Forest Engineering from Université Laval and a Bachelor of Arts from the Université de Montréal. He is a member of the Board of Directors of Supremex Inc., a Canadian manufacturer of stock and custom envelopes.

Ms. Elise Pelletier

Saint-Bruno-de-Montarville, Québec (Canada)

Director since 2012

Non-Independent

Common Shares: 782

Deferred Share Units : 3,614

Ms. Pelletier is a management and human resources consultant. Before retiring in 2003, she accumulated over twenty years of experience within the Corporation, having held the position of Vice-President, Human Resources of the Corporation during the period between 1995 and 1998, and thereafter, the position of Vice-President with Norampac Inc. during the period between 1998 to 2003. She has extensive knowledge of the pulp and paper sector and was a member of the Board of Directors of the Corporation from 1993 to 2001. She holds the degree of Bachelor in Industrial Relations from the University of Montreal.

Annual Information Form

8.2	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the Corporation’s knowledge, no director or executive officer of the Corporation and no shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

a) is or has been in the past ten years before the date of this Annual Information Form a director or executive officer of any other company that, while that person was acting in that capacity,

i) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemption under securities legislation for a period or more than 30 consecutive days;

ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of a cease trade or similar order or an order that denied the other issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or

iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

b) was subject to court-imposed penalties or sanctions relating to securities legislation or by a securities regulatory authority, or entered into a settlement agreement with such authority; or

c) was subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To the Corporation’s knowledge, no director or officer of the Corporation and no shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons, has within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets.

Furthermore, to the knowledge of the Corporation, no proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Annual Information Form

8.3	INFORMATION CONCERNING EXECUTIVE OFFICERS

Executive Officers	Occupation in the Corporation

Laurent Lemaire Warwick (Québec)	Executive Vice-Chairman of the Board of Directors

Alain Lemaire Kingsey Falls (Québec)	Chairman of the Board of Directors and President and Chief Executive Officer

Mario Plourde Kingsey Falls (Québec)	Chief Operating Officer

Allan Hogg Kingsey Falls (Québec)	Vice-President and Chief Financial Officer

Christian Dubé (1) Sutton (Québec)	Vice-President, Business Development

Maryse Fernet Kingsey Falls (Québec)	Vice-President, Human Resources

Dominic Doré Mont-Saint-Hilaire (Québec)	Vice-President, Information Technology

Hubert Bolduc (2) Outremont (Québec)	Vice-President, Communications and Public Affairs

Hugo D’Amours Montreal (Québec)	Vice-President, Communications and Public Affairs

Léon Marineau Kingsey Falls (Québec)	Vice-President, Environment

Robert F. Hall Sherbrooke (Québec)	Vice-President, Legal Affairs and Corporate Secretary

Suzanne Blanchet Candiac (Québec)	President and Chief Executive Officer, Tissue Papers Group

Marc-André Dépin Boucherville (Québec)	President and Chief Executive Officer, Containerboard Group (Norampac)

Luc Langevin Notre-Dame-des-Prairies (Québec)	President and Chief Operating Officer, Specialty Products Group

(1)	Mr. Christian Dubé left the employ of the Corporation on September 18, 2012
(2)	Mr. Hubert Bolduc left the employ of the Corporation on October 5, 2012

During the past five years, each of the Executive Officers of the Corporation have been engaged in their present principal occupations or in other executive capacities for the Corporation or with related or affiliated companies indicated opposite their name, except for Mr. Hugo D’Amours who was appointed Vice-President, Communications and Public Affairs on January 21, 2013. Prior thereto, Mr. D’Amours was Press Secretary and Director of Media Relations for the Premier of Québec.

As at December 31, 2012, the Directors and Executive Officers of the Corporation listed herein, excluding Hubert Bolduc and Christian Dubé, beneficially owned as a group, or exercised control or direction over, directly or indirectly, 32,075,097 Common Shares representing 34% of the Common Shares issued and outstanding.

ITEM 9 – LEGAL PROCEEDINGS

In the normal course of operations, the Corporation is party to various legal actions and contingencies, mostly related to contract disputes, environmental, product claims, and labour issues. While the final outcome with respect to legal actions outstanding or pending as at December 31, 2012 cannot be predicted with certainty, it is management’s opinion that the outcome will not have a material adverse effect on the Corporation’s consolidated financial position, results of its operations or its cash flows.

On May 2, 2011, the Corporation sold all of its interest in its subsidiaries Dopaco, Inc. and Dopaco Canada, Inc. (collectively “Dopaco”). In accordance with the terms of the sale agreement, the Corporation retained liability for certain pending litigation, namely, a claim for damages in relation to the contamination of a site previously used by Dopaco. In 2012, the Corporation recorded a provision of $2 million (net of related income tax of $1 million) regarding this claim. Following the settlement of this claim, the Corporation paid $2 million and it is estimated that the remaining provision will be sufficient to cover further costs related to this claim.

Annual Information Form

ITEM 10 – TRANSFER AGENTS AND REGISTRARS

Cascades’ transfer agent and registrar is Computershare Investor Services Inc. (“Computershare”), having its place of business in Montréal, Québec, Canada at 1500 University Street, 7th Floor. The register of transfers of the Common Shares of the Corporation maintained by Computershare is located in the same office in Montreal.

ITEM 11 – MATERIAL CONTRACTS

The only material contracts entered into during the year ended December 31, 2012 or in prior years that are still in effect and filed on SEDAR and EDGAR are :

Amended and Restated Credit Agreement, dated February 10, 2011, amongst Cascades Inc., Cascades USA Inc., Cascades Europe SAS, The Bank of Nova Scotia, National Bank of Canada, and a syndicate of lenders named therein, as lenders, as amended on April 14, 2011, May 19, 2011, June 22, 2011, August 30, 2012 and March 1, 2013 (the “Credit Agreement”). Upon the terms of the amended and restated Credit Agreement, the revolving and term credit facilities were consolidated into a new $750 million revolving credit facility maturing in February 2015, this maturity date having been extended to February 10, 2016.

Indenture dated December 3, 2009, amongst Cascades, the Subsidiary Guarantors party thereto and The Bank of Nova Scotia Trust Company of New York, as trustee, pursuant to which Cascades issued 7 3/4% Senior Notes due 2017.

Indenture dated December 3, 2009, amongst Cascades, the Subsidiary Guarantors party thereto and Computershare Trust Company of Canada, as trustee, pursuant to which Cascades issued 7 3/4% Senior Notes due 2016.

Indenture dated December 23, 2009, amongst Cascades, the Subsidiary Guarantors party thereto and The Bank of Nova Scotia Trust Company of New York, as trustee, pursuant to which Cascades issued 7 7/8% Senior Notes due 2020.

Purchase and Sale Agreement by and amongst Cascades USA Inc., a wholly owned subsidiary of the Corporation, as Seller, Reynolds Group Holdings Limited, as Purchaser, Cascades Inc., as Guarantor, with respect to the sale of all of the issued and outstanding capital stock of Dopaco, Inc. and Dopaco Canada, Inc., dated as of March 3, 2011.

Limited Liability Company Agreement of Greenpac Holding LLC, by and amongst 27102009 USA LLC, a wholly owned subsidiary of the Corporation, 19J LLC, 56P LLC, CDPQ Investment GML Inc. and Containerboard Partners Inc. dated as of June 27, 2011.

Amended and Restated Credit Agreement, by and among Greenpac Holding LLC, as borrower, Caisse de dépot et placement du Québec et Cascades USA Inc., as Lenders, and Caisse de dépôt et placement du Québec, as Agent to the Lenders, dated as of May 14, 2012.

ITEM 12 – INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP (“PwC”), is the Independent Auditor of the Corporation who have prepared the Independent Auditor’s report dated March 11, 2013 in respect of the Corporation’s consolidated financial statements with accompanying notes as at and for the years ended December 31, 2012 and 2011. PwC has advised that they are independent with respect to the Corporation within the meaning of the Code of Ethics of the Ordre des comptables professionels agréés du Québec.

ITEM 13 – AUDIT COMMITTEE

13.1	COMPOSITION AND MANDATE

The Audit Committee (the “Committee”) is composed of Messrs Robert Chevrier, (Chair), James B.C. Doak and Georges Kobrynsky. The Committee is governed by a charter which is attached to this AIF as Schedule A. The Corporation has adopted a Code of Ethics (the “Code”) that applies to all directors, officers and employees. The Code is posted on Cascades’ Website at www.cascades.com. All the members of the Committee are independent in accordance with the definition provided in section 1.4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators and are financially literate.

13.2	RELEVANT EDUCATION AND EXPERIENCE OF THE MEMBERS

The following describes the relevant education and experience of each member of the Committee that provides him with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Annual Information Form

Name of Committee Member	Relevant Education and Experience
Robert Chevrier	Mr. Chevrier is a Fellow of the Institute of Chartered Accountants. He sits on the Boards of other Canadian listed companies and on other Audit Committees. His education and experience allows him to have a good understanding of the accounting principles used by the Corporation and he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those issues that can reasonably be expected to be raised by the Corporation’s financial statements.

James B.C. Doak	An economist, Mr. Doak has more than 20 years of experience as a chartered financial analyst and is a past President and Director of the Toronto CFA Society. He has been a Board member of several public companies, namely, PetroKazahstan Inc., Superior Propane Inc., and Spar Aerospace Inc. He has held senior positions with ScotiaMcLeod Inc., First Marathon Securities Ltd. and McLeod Young Weir Ltd., and was the founder of Enterprise Capital Management Inc., where he served as President until 2002. He is President and Managing Director of Megantic Asset Management Inc., an investment company.

Georges Kobrynsky	Mr.Kobrynsky is a director of companies and held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. He has also held for more than 30 years, various senior positions at Domtar Inc. Mr. Kobrynsky is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. He is a member of the Board of Directors of Supremex Inc.

13.3	INDEPENDENT AUDITOR’S SERVICES FEES

The following table sets out the fees incurred and paid to the Independent Auditor PricewaterhouseCoopers LLP in Canadian dollars in the past two fiscal years for various services provided to the Corporation and its subsidiaries :

Fees	Fees
	December 31, 2011	December 31, 2012

Audit Fees (1)	$1,987,793	$2,226,236
Audit-Related Fees (2)	$682,606	$517,928
Tax Fees (3)	$461,911	$186,103
Other Fees (4)	N/A	N/A

Total	$3,132,310	$2,930,267

(1)	Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Corporation.
(2)	Professional services related to auditing as well as consultations on accounting and regulatory matters.
(3)	Professional services regarding compliance with income tax laws.
(4)	Various other services.

13.4	POLICIES AND PROCEDURES FOR THE ENGAGEMENT OF AUDIT AND NON-AUDIT SERVICES

The Corporation’s Audit Committee has adopted a Pre-approval Policy and Procedures, as amended, for services provided by the Independent Auditor (the “Policy”) which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by the Independent Auditor are pre-approved. Under the terms of the Policy, services that involve annual fees of less than $25,000 up to an annual limit of $50,000 are pre-approved. The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee that involve the payment of unbudgeted fees up to a maximum of $100,000 per mandate. Services that involve fees of more than $100,000 require pre-approval of all the members of the Committee.

ITEM 14 – ADDITIONAL INFORMATION

Additional information, including Directors’ and Senior Officers’ remuneration and indebtedness, principal holders of the securities of Cascades and options to purchase securities, and interests of insiders in material transactions, if any, is contained in the Management Proxy Circular dated March 15, 2013 for the Annual General Meeting of Shareholders.

Also, additional financial information pertaining to the fiscal year ended December 31, 2012 including Management’s Discussion and Analysis is presented in the Corporation’s 2012 Annual Report.

In addition, the following documents may be obtained, upon written request, from the Corporation’s Corporate Secretary:

(a) When Cascades is in the course of a distribution of its securities pursuant to a short form prospectus or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:

i) one copy of the latest Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

ii) one copy of the latest Annual Report of the Corporation, a copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying

Annual Information Form

Independent Auditor’s report, and the Management’s Discussion and Analysis and one copy of any interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

iii) one copy of the Corporation’s Management Proxy Circular in respect of its most recent Annual General Meeting of Shareholders that involved the election of Directors ; and

iv) one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b)	at any other time, a copy of the documents referred to in a) i) to iii) above, may be obtained from the Corporate Secretary of the Corporation, at the address indicated below, provided that the Corporation may require the payment of a reasonable fee if the request is made by a person or company who is not a security holder of Cascades.

Most of the above-mentioned information relating to the Corporation may be found on SEDAR at www.sedar.com and on the Corporation’s website at www.cascades.com.

Cascades Inc.

Corporate Secretariat

404 Marie-Victorin Blvd., P.O. Box 30

Kingsey Falls, Québec J0A 1B0

Telephone: (819) 363-5100

Telecopier: (819) 363-5127

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. ( the “Corporation”)

1.	PURPOSE

The purpose of this charter is to describe the role of the Audit Committee (the “Committee”) as well as its duties and responsibilities delegated by the Board of Directors (“the Board”). The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues:

•	The quality and integrity of the Corporation’s financial statements;

•	The enterprise risk management process;

•	Accounting and financial reporting process;

•	Systems of internal accounting and financial controls;

•	Independent auditor’s qualifications, independence and performance;

•	Internal audit function and process;

•	The Corporation’s compliance with legal and regulatory requirements relating to the Corporation’s financial statements;

•	Fulfill any other responsibilities assigned to it from time to time by the Board.

2.	DIVISION OF RESPONSIBILITIES

In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Corporation’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board. Management of the Corporation is responsible for the preparation, the presentation and the integrity of the Corporation’s financial statements and for the effectiveness of internal control over financial reporting.

Management and the internal audit service are responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditor is responsible for planning and carrying out audits of the Corporation’s annual and interim financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.

In performing their duties, the members of the Committee must have open and free discussions with the Board, the independent auditor, the internal auditor and management of the Corporation.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. ( the “Corporation”)

3.	COMPOSITION AND ORGANIZATION

The Committee shall be composed of a minimum of three independent directors, as appointed by the Board at its first meeting following the annual shareholders meeting. Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

Each Committee member must be financially literate in accordance with applicable laws and at least one member must have accounting or related financial management expertise, as determined by the Board.

The Committee will appoint one of its members as Chairman and the Secretary or Assistant-Secretary of the Corporation or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.

4.	MEETINGS AND RESOURCES

The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the independent auditor, as required.

The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of the members of the Committee.

The Chairperson of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the internal auditor. The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.

The Chairman of the Committee shall report quarterly and when required to the Board on the Committee’s activities and will make recommendations concerning all matters it deems necessary or appropriate.

The Committee shall at all times have free and open access to management, to the internal auditor and to the independent external auditor in order to seek explanations or information on specific questions.

The Committee shall have, the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel and other external consultants and to set and pay their remuneration, without further Board approval.

In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Corporation, its divisions and its subsidiaries.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. ( the “Corporation”)

5.	DUTIES AND RESPONSIBILITIES

In addition to the above-mentioned responsibilities, the Committee shall address the following questions:

5.1	Financial reporting

•	Reviews the quality and integrity of the Corporation’s accounting and financial reporting system through discussions with management, the independent auditor and the internal auditor;

•

Reviews with management and the independent auditor the annual audited financial statements of the Corporation, including the information contained in management’s discussion and analysis, related press releases and the independent auditor’s report on the annual audited financial statements prior to public disclosure and filing with the Securities Regulatory Authorities;

•

Reviews the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Regulatory Authorities;

•

Reviews the financial information contained in prospectuses, offering memoranda, the annual information form and other reports that include audited or unaudited financial information submitted for approval by the Board;

•

Reviews with the independent auditor and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

•

Reviews financial analyses and other written communications prepared by management, the internal auditor or the independent auditor, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative methods in conformity with International Financial Reporting Standards (“IFRS”) on the financial statements;

•	Verifies the compliance of management certification of financial reports with applicable legislation;

•

Reviews important litigation and any regulatory or accounting initiatives that could have a material effect on the Corporation’s financial situation or operating results and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

•

Reviews the results of the external audit, and any significant problems encountered in the performance the audit, and management’s response or action plan related to any Management Letter issued by the independent auditor.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. ( the “Corporation”)

5.2	Risk management and internal control

•	Periodically receives management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control;

•	Reviews insurance coverage for the Corporation annually and as may otherwise be appropriate;

•	Reviews the Corporation’s risk assessment and risk management policies, including the Corporation’s policies regarding hedging, investment and credit;

•

Reviews significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Corporation’s financial or organizational structure, including off-balance sheet items;

•	Periodically enquires as to the funding of the retirement plans as well as the investment management, the structure and performance of the retirement plans;

•	Assists the Board in carrying out its responsibility for ensuring that the Corporation is compliant with applicable legal and regulatory requirements relating to the financial statements;

•

While ensuring confidentiality and anonymity, establishes procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters.

•	Periodically reviews with the Board, the internal auditors and the independent auditor of the Corporation and senior management, the Corporation’s anti-fraud program and practices.

5.3	Internal Audit Function

•	Reviews with management, the internal audit staff qualifications and experience and, if required, recommends the appointment or replacement of the internal auditor;

•	Regularly assesses the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

•	Annually reviews the internal audit plan;

•

Undertakes private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management,, the degree of interaction with the independent auditor, and any unresolved differences of opinion or disputes.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. ( the “Corporation”)

5.4	Independent Auditor

•

Recommends to the Board, the appointment of the independent auditor and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluates and compensates them and assesses their qualifications, performance and independence;

•	Ensures that as representatives of the shareholders, the independent auditor reports to the Committee and to the Board;

•	Approves all audit services provided by the independent auditor and determines and approves in advance, non audit services provided, in compliance with applicable legal and regulatory requirements;

•

Discusses with the independent auditor the quality and not just the acceptability of the Corporation’s accounting principles, including: i) all critical accounting policies and practices used; ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use as well as iii) any other material written communications between the Corporation and the independent auditor, including any disagreement or unresolved differences of opinion between management and the independent auditor that could have an impact on the financial statements;

•

Reviews at least once a year the independent auditor’s report stating all relationships the independent auditor has with the Corporation and confirming their independence, and holding discussions with the independent auditor as to any relationship or services that may impact the quality of the audit services, or their objectivity and independence;

•	Reviews and approves policies for the Corporation’s hiring of partners and employees or former partners and employees of the independent auditor;

5.5	Performance Evaluation of the Committee

•

Prepares and reviews with the Board, an annual performance evaluation of the Committee and its members and assesses once a year, the adequacy of its mandate and, if required, makes recommendations to the Board.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. ( the “Corporation”)

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